AMENDMENT SO 8/11/04

8/12

04016652

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JUN 28 2004

SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
~~PART III~~

SEC FILE NUMBER
8-52717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Access Capital Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1644 Tyler Street, Suite B
(No. and Street)

Hollywood, FL 33020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alfred Reeves (954) 258-5341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerstle, Rosen & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

980 North Federal Highway, Suite 205, Boca Raton, Florida 33432
(Address) (City) (State) (Zip Code)

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GERSTLE, ROSEN & ASSOCIATES, P.A.

Certified Public Accountants

Mark R. Gerstle, C.P.A. *Robert N. Rosen, C.P.A.*

INDEPENDENT AUDITORS' REPORT

Board of Directors
Access Capital Investment Group, Inc. (formerly AccessCapital, Inc.)
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Access Capital Investment Group, Inc. (formerly AccessCapital, Inc., the Company) as of March 31, 2004 and the related statements of income changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Access Capital Investment Group, Inc. (formerly Access Capital, Inc.) at March 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation of the basic financial statements taken as a whole.

Gerstle Rosen & Associates PA

Boca Raton, Florida
May 11, 2004

One Turnberry Place
19495 Biscayne Boulevard
Suite 705
Aventura, Florida 33180
Dade (305) 937-0116
Broward (954) 389-1616
Boca Raton (561) 347-8917
Palm Beach (561) 687-2192
Fax (305) 937-0128

Compson Financial Center
980 North Federal Highway
Suite 205
Boca Raton, Florida 33432
Phone (561) 447-4000
Fax (561) 447-4004

5100 Tamiami Trail North
Suite 103
Naples, Florida 34103
Phone (239) 262-1773
Fax (239) 263-0166

GERSTLE, ROSEN & ASSOCIATES, P.A.

Certified Public Accountants

Mark R. Gerstle, C.P.A. *Robert N. Rosen, C.P.A.*

**REPORT OF INDEPENDENT ACCOUNTANTS
ON INTERNAL ACCOUNTING CONTROL
UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934**

Board of Directors
Access Capital Investment Group, Inc. (formerly AccessCapital, Inc.)
Boca Raton, FL

In planning and performing our audit of the consolidated financial statements of Access Capital Investment Group, Inc. (formerly AccessCapital, Inc., the Company), for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

One Turnberry Place
19495 Biscayne Boulevard
Suite 705
Aventura, Florida 33180
Dade (305) 937-0116
Broward (954) 389-1616
Boca Raton (561) 347-8917
Palm Beach (561) 687-2192
Fax (305) 937-0128

Compson Financial Center
980 North Federal Highway
Suite 205
Boca Raton, Florida 33432
Phone (561) 447-4000
Fax (561) 447-4004

5100 Tamiami Trail North
Suite 103
Naples, Florida 34103
Phone (239) 262-1773
Fax (239) 263-0166

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance what assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goettle Kosar & Associates, PA

Boca Raton, Florida
May 11, 2004